AH
11-28-2003







SECU[illegible] MISSION

03052813

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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CM

SEC FILE NUMBER
8- 34434

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 08 2003
DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER: FINTEGRA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 EARLE BROWN DRIVE, SUITE 620
(No. and Street)

MINNEAPOLIS (City) MN (State) 55430 (Zip Code)

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL LENZMEIER 763-585-0503
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVE. SOUTH SUITE 2400 (Address) BLOOMINGTON (City) MN (State) 55431-1115 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL LENZMEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINTEGRA, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBBIE D SEIM
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTEGRA, LLC AND SUBSIDIARY

Minneapolis, Minnesota



Including Independent Auditors' Report

December 31, 2002 and 2001

FINTEGRA, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 1,539,871	$ 697,582
Deposit with clearing broker	113,337	21,607
Commissions and other receivables, net	248,132	195,813
Other current assets	36,772	48,118
Total Current Assets	1,938,112	963,120
PROPERTY AND EQUIPMENT, AT COST		
Computer and other equipment	191,697	192,599
Furniture and fixtures	82,370	82,370
Less: accumulated depreciation	(202,383)	(154,137)
Total Property and Equipment, Net	71,684	120,832
OTHER ASSETS		
Intangibles, net	12,191	20,213
Deposit	5,292	5,292
Total Other Assets	17,483	25,505
TOTAL ASSETS	$ 2,027,279	$ 1,109,457

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable	$ 161,039	$ 82,580
Commissions payable	518,696	306,533
Accrued payroll and related taxes	85,939	79,524
Accrued expenses	16,502	6,323
Total Current Liabilities	782,176	474,960
MEMBERS' EQUITY	1,245,103	634,497
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,027,279	$ 1,109,457

See accompanying notes to consolidated financial statements.